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                                          Trading Symbol:  VGZ
                                          Toronto and American Stock Exchanges

__________________________________________NEWS _______________________________

            VISTA GOLD CORP. ANNOUNCES THIRD QUARTER 1999 RESULTS

DENVER, COLORADO, NOVEMBER 12, 1999 - Vista Gold Corp. announced a net loss of $1.8 million or $0.02 per share for the three months ended September 30, 1999 as compared to a net loss of $1.0 million or $0.01 per share for the same period in 1998. The primary reasons for the net loss were low gold production and low gold prices. The Corporation's cash position as of September 30, 1999 was $4.9 million including refined gold bullion that was available for sale, and the Corporation's net working capital at September 30, 1999 was $4.8 million.

During the third quarter of 1999, the Corporation produced 16,567 ounces of gold as compared to 24,579 ounces in 1998. The average gross price realized for the three months ended September 30, 1999 was $286 per ounce, which was $32 per ounce less than the gross realized price for the same period in 1998. The average gross realized price during the nine months ended September 30, 1999 was $297 per ounce and the average direct cash cost was $247 per ounce on a consolidated basis.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                            Three Months Ended          Nine Months Ended
                                               September 30                September 30
                                               ------------                ------------
                                              1999          1998          1999         1998
                                              ----          ----          ----         ----
Gold revenues                               $ 4,742        $7,816       $16,014       $29,987
Net earnings (loss)                          (1,788)         (969)       (9,324)        1,711
Earnings (loss) per share                     (0.02)        (0.01)        (0.10)         0.02

Weighted average shares outstanding      90,715,040    89,152,540    90,715,040    89,152,540


                             CONSOLIDATED PRODUCTION
                                    (OUNCES)

Hycroft mine                                  8,065        24,579        33,939        94,767
Mineral Ridge mine                            8,502             -        19,900             -
                                             --------------------        --------------------
  Total consolidated gold production         16,567        24,579        53,839        94,767

At the Hycroft mine, mining activities were suspended in 1998. However, gold is continuing to be produced at above-plan rates from previously inventoried ore. As a result, the 1999 gold production estimate has been increased to approximately 40,000 ounces. The Corporation is reviewing a potential upgrade to Hycroft's Brimstone ore reserve model. The review is anticipated to be complete before the end of the year and a positive conclusion could add significantly to the Corporation's mineable reserves and allow mining to be restarted at the Hycroft mine.

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Performance at the Mineral Ridge mine improved during the third quarter of
1999, however, gold production for the quarter was still below plan as a result of crushing problems encountered during the previous quarter. Approximately 300,000 tons of ore were crushed and placed on the heaps in the third quarter as compared to 220,000 tons in the second quarter. Gold production, which lags behind ore placement, is expected to improve in the fourth quarter. Vista has recently reviewed and revised its forecast for Mineral Ridge, and as a result, is lowering its 1999 gold production estimate to 30-32,000 ounces.

In Bolivia, following the recent recovery of gold prices, the Corporation has resumed its efforts to arrange financing for the Amayapampa project. The project will require a capital investment of $26 million, and will produce an average of 43,000 ounces of gold per year, at an estimated cash cost of $157 per ounce. The Corporation has substantial infrastructure in place and once financing is complete construction will take approximately 12 months.

Although the recent gold price improvement is encouraging, the current gold market remains challenging. Accordingly, the Corporation will continue to conserve its cash, but at the same time advance its development projects in anticipation of higher gold prices. The financing of the Amayapampa project and the completion of the Hycroft restart feasibility study are priorities and are being expedited. Meanwhile, Vista is also actively pursuing potential business combinations and acquisitions that could represent a source of financing and offer growth opportunities for the Corporation.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                      ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (303) 629-2450.